Mail Stop 3561

January 11, 2006

Glen Landry, President
Elite Cosmetics, Inc.
107 St. Patrick`s Street
Donaldsonville, LA  70346


     RE:  Elite Cosmetics, Inc. ("the company")
             Amendment No. 3 to Registration Statement on
             Form SB-2
             Filed  December 9, 2005
             File No.  333-126667


Dear Mr. Landry:

     We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

     Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B require that you provide audited October 31, 2005 financial statements. Also, please provide a current consent of the independent accountants in any amendment.




Glen Landry
Elite Cosmetics, Inc.
January 11, 2006
Page 2.


Closing Comments

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      the action of the Commission or the staff, acting pursuant to
delegated authority,         in declaring the filing effective,
does
not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

      and

the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

     We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Glen Landry
Elite Cosmetics, Inc.
January 11, 2006
Page 3.



     As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Blaise Rhodes at (202) 551- 3774 with any accounting related questions, and Janice McGuirk at (202) 551-3395 with any other questions.



Sincerely,




John Reynolds

Assistant Director


Cc:  Gregg Jaclin, Esq.
        Via Fax (732) 577-1188